December 12, 2007

Mail Stop 3561

By U.S. Mail and facsimile at 502.874.8567

Mr. David C. Novak
Chief Executive Officer
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

  Re: YUM! Brands, Inc.
    Definitive 14A
    Filed April 6, 2007
    File No. 001-13163

Dear Mr. Novak:

   We have reviewed your response letter dated November 19, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. While note your response to prior comment 3, we re-issue the prior comment. Specifically, please confirm that you will identify, to the extent known, the companies included in the Towers Perrin and Hewitt Associates' industry surveys. To the extent that the identities of these companies are not known to you, please disclose that fact and describe the key demographic data for the companies included in the surveys.

2. We note your responses to prior comments 8 and 9. We continue to believe that you should provide additional detail and analysis of how individual performance contributed to actual compensation for the named executive officers. While we note that you have identified certain contributions by the named executive officers, please confirm that you will also address how the contributions were weighted and factored into your specific compensation decisions, including decision related to long-term incentive compensation.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor